

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Mr. Garth McIntosh
Chief Executive Officer
Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot
Quebec, Canada J7V 7P2

> **Re: Canwealth Minerals Corporation**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-189845**

Dear Mr. McIntosh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page of Prospectus

2. Please revise the cover page to provide the disclosure required by Item 501(b)(3) and (8) of Regulation S-K. In accordance with Rule 415(a)(4) delete your reference (on the cover page and elsewhere) to selling at "prevailing market prices."

The Offering, page 2

3. Please delete your reference to the offering terminating when all securities are sold and replace it with a statement that the offering will terminate within two years from the initial effective date of the registration.

Dilution

4. Please provide the disclosure required by Item 6 of Form S-1 and Item 506 of Regulation S-K.

Risk Factors, page 3

5. Please delete the last sentence of the preamble. You are required to identify all material risks. You can expand that sentence into a risk factor.

6. Some of your risk factors state that you can offer no assurance about a certain outcome or that it is uncertain. Please eliminate all such language since the risk is not your inability to offer assurance, but the underlying situation.

Resales of shares offered by this prospectus, page 7

7. Since this prospectus does not cover the resale of shares, this risk factor is confusing.

Use of Proceeds, page 9

8. Please indicate that a significant part of the proceeds will be paid to an affiliate, and provide information similar to that required by Item 504(5) or (6).

Cautionary Statement Regarding Forward-Looking Statements, page 10

9. Since this prospectus relates to an initial public offering, the safe harbor is not available. Please revise.

Description of Business, page 11

10. Please revise this section to provide the disclosure required by Item 11(a) of Form S-1 and Item 101(h) of Regulation S-K including, but not limited to the following: Item 101(h)(vii) concessions including duration; Item 101(h)(viii) need for any governmental approval; Item 101(h)(ix) effect of existing or probable governmental regulations; Item 101(h)(xi) costs and effects of compliance with environmental laws; and Item 101(h)(xii) number of total employees and the number of full-time employees.

11. Please indicate what the estimated costs of reaching you short-term and medium-term goals will be and how you intend to fund such costs.

Description of Properties, page 13

12. Please clarify how you "hold" 9 properties that are "under our management" and what you paid for them. Disclose the basis for your claims that each of your properties is "considered a highly favorable site for exploration."

13. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

14. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:
    - The nature of your ownership or interest in the property.
    - A description of all interests in your properties, including the terms of all underlying agreements and royalties.
    - An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.
    - An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
    - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may

exist in the area or your properties. If necessary, include this information as an exhibit to your filing.
- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

15. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:
- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

16. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:
- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work and disclose their qualifications.

17. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

18. Please disclose if your properties have been visited by a member of your management team.

19. Please provide sources for historical work performed on your property.

20. Please provide an overview of the exploration and mining permit requirements for companies operating in Canada. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Market Price and Dividends on Common Equity and Related Stockholder Matters, page 16

21. Please update the status of the note for the loan to you of $20,102 that was due June 30, 2013.

Management's Discussion and Analysis, page 17

22. Please revise this section to provide the disclosure required by Item 303 including description of your material commitments and the source of funds required by Item 303(a)(2) of Regulation S-K.

Executive Officers and Directors, page 24

23. Please provide a five-year business history for Mr. McIntosh.

Security Ownership of Certain Beneficial Owners, page 24

24. Please provide the natural person or persons who are the beneficial owners of the shares held by ICBS and Radcor.

25. Please explain to the staff the basis for Mr. McIntosh's disclaimer of ownership with regard to the ICBS shares.

Critical Accounting Policies, pages 19-22

General

26. We note that you have provided a risk factor to explain that you have elected to opt-in to the extended transition period for new or revised accounting standards. Please expand the

disclosure in you critical accounting policies to state that as a result of this election your financial statements may not be comparable to those of companies that comply with public company effective dates.

Concentration of Credit Risk, pages 21 -22

27. You state here and in Note 3 – Summary of Significant Accounting Policies of the financial statements that the company operates in Indonesia and is subject to specific considerations and significant risks not typically associated with companies in North America. It does not appear to the staff that the company has operations in Indonesia based on our review of the Form S-1 or the Canadian subsidiary identified in Exhibit 21.1. Please advise or revise, as applicable.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

28. Please file the report of the independent registered public accountants on the financial statements for the balance sheet of Canwealth Minerals Corporation as of December 31, 2011 and the related statements of Operations, Stockholders' Deficit and Cash Flows for the year ended December 31, 2011 and for the period from February 1, 2006 (date of inception) through December 31, 2011.

Notes to the Financial Statements

Note 2 – Merger and Recapitalization, page F-6

29. Please tell us how your accounting for the acquisition complies with ASC 805-40 and how you determined that Canwealth Delaware is the acquiring entity.

Note 4 – Going Concern Matters, page F-11

30. Please expand the note here and in Note 4 – Going Concern Matters in the company's unaudited financial statements to state the details of the company's viable plan that has the capability of removing the threat to the continuation of the business pursuant to AU Section 341. In this regard, the plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on and be updated in the interim period.

Exhibit 5.1 Opinion

    31. The registration statement does not relate to the resale of shares. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or Mark S. Webb, Legal Branch Chief at (202) 551-3698 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel